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Exhibit 12

THE ALLSTATE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

($ in millions)		For the year ended December 31,
		2014		2013		2012		2011		2010

1.	Income from operations before income tax	$4,236		$3,396		$3,306		$959		$1,100

	Fixed Charges:
2.	Interest on indebtedness	$322		$367		$373		$367		$367
3.	Interest factor of annual rental expense	18		19		15		24		26
4.	Interest credited to contractholder funds	919		1,278		1,316		1,645		1,807

5.	Total fixed charges (2+3+4)	$1,259		$1,664		$1,704		$2,036		$2,200

6.	Preferred stock dividends	104		17		—		—		—

7.	Total fixed charges and preferred stock dividends (5+6)	$1,363		$1,681		$1,704		$2,036		$2,200

8.	Income from operations before income taxes and fixed charges (1+5)	$5,495		$5,060		$5,010		$2,995		$3,300

9.	Ratio of earnings to fixed charges (8/5)	4.4	X	3.0	X	2.9	X	1.5	X	1.5	X

10.	Income from operations before income taxes and fixed charges and preferred stock dividends (1+7)	$5,599		$5,077		$5,010		$2,995		$3,300

11.	Ratio of earnings to fixed charges and preferred stock dividends (10/7)	4.1	X	3.0	X	2.9	X	1.5	X	1.5	X

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  Exhibit 12
THE ALLSTATE CORPORATION COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO